1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	May 12, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C., May 12, 2020 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1. In response to COVID-19 pandemic, approved change of location for TSMC’s 2020 Annual Shareholders’ Meeting on June 9, 2020 to the Ambassador Hotel Hsinchu (10F, No. 188, Section 2, Zhonghua Road, Hsinchu).

2. Approved the distribution of a NT$2.5 per share cash dividend for the first quarter of 2020, and set September 23, 2020 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be September 17, 2020. As required by Article 165 of Taiwan’s Company Law, the shareholders' register shall be closed for five days prior to the record date (September 19 through September 23, 2020) for registration transfer, and the dividend will be paid on October 15, 2020. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be September 17, 2020. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be September 18, 2020.

3. Approved capital appropriations of approximately US$5,704.0 million (approximately NT$168.3 billion) for purposes including: 1) Fab construction, and installation of fab facility systems; 2) Installation and upgrade of advanced technology capacity; 3) Installation of specialty technology capacity; 4) Third quarter 2020 R&D capital investments and sustaining capital expenditures.

4. Approved capital appropriation of approximately US$64.75 million (approximately NT$1.9 billion) for capitalized leased assets in the second half of 2020.

5. Approved the issuance of no more than NT$60 billion (approximately US$2.03 billion) unsecured corporate bonds in Taiwan to finance TSMC’s capacity expansion and/or pollution prevention related expenditures.

6. Approved the promotion of Research & Development Organization’s Vice President of Technology Development Dr. Cliff Hou to Senior Vice President.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 272 distinct process technologies, and manufactured 10,761 products for 499 customers in 2019 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan.

For more information please visit “http://www.tsmc.com.”

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of PR Department Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li PR Department Tel: 886-3-5636688 ext. 7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com